                                                  Filed by Komag, Incorporated
                                                  Pursuant to Rule 425 under the
                                                  Securities Act of 1933, and
                                                  deemed filed Pursuant to Rule
                                                  14a-12 under the Securities
                                                  and Exchange Act of 1934.
                                                  Subject Company:
                                                  HMT Technology Corp.
                                                  Commission File No. 000-27586


                             KOMAG, INCORPORATED
  E-MAIL COMMUNICATION CONCERNING TRANSACTION INVOLVING KOMAG, INCORPORATED
                           AND HTM TECHNOLOGY CORP.

Dear Fellow Employees:

The attached press release was just issued. It is an announcement that we and HMT have entered into a definitive agreement to merge the two companies. Komag will be the surviving company when the transaction is complete.

I have discussed the various things that a company must be to thrive in our industry in numerous communications. We must combine leading technology, customer responsiveness, low cost and financial strength to win. This combination, by allowing us to take the best that both HMT and Komag have to offer, will satisfy these conditions for success. We are in a position to make this merger in a favorable way for Komag because of the dedication and effort of each of you. Thank you and . . .

Best regards,

TH Tan

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements regarding, among other things, the expected cost structure and cash flow of the combined company, represent the companies' reasonable judgments with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, but are not limited to, failure of the transaction to close due to regulatory or lender, shareholder or regulatory approvals, the risk that Komag and HMT will not successfully integrate their businesses or that the cost of such integration will be greater than anticipated, failure of the combined company to retain and hire key executives, technical personnel and other employees, material adverse changes in economic and competitive conditions in the markets served by the companies, material adverse changes in the business and financial condition of either or both companies and their customers, uncertainties concerning technological changes and future product performance, and substantial delay in the expected closing of the transaction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both HMT and Komag are advised to read the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, when it becomes available, because it will contain important information. HMT and Komag expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from HMT or Komag by directing such requests to the respective investor relations contacts listed below.

HMT and its officers and directors may be deemed to be participants in the solicitation of proxies from HMT 's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in HMT's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on June 28, 1999. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the HMT investor relations' contacts listed below.

Komag and its officers and directors may be deemed to be participants in the solicitation of proxies from Komag's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Komag's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on April 10, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Komag investor relations' contacts listed below.

Contacts:

For Komag:

Ted Siegler at (408) 576-2209 or
Russell Lemelin at (408) 576-2485
E-mail communications: ir_web@komag.com

For HMT:

Peter Norris, (510) 490-3100
Investor Relations, (510) 683-6000